Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

May 2024

BBVA-SAB

Transcript of Meeting with Analysts

Introduction

Patricia Bueno: I’m joined today by our chairman Carlos Torres Vila, the group CEO, and our CFO, Luisa Gómez Bravo, and Victoria del Castillo, Global Head of Strategy and M&A. Firstly, Carlos and Onur will go through the strategic rationale and the financial of the offer, and then we will open the line to take your questions. Now I turn it over to Carlos.

Carlos Torres Vila: Thank you, Patricia, and good morning everyone. Thank you for joining us for this webcast, and thank you for doing so on such short notice. But as you see, the topic is quite relevant as we are extending an offer to Banco Sabadell’s shareholders, which we are labeling a compelling offer for a powerful combination. As you know, last week, we presented a merger proposal to the board of Banco Sabadell for their consideration. With all due respect for their decision to reject it earlier this week, we believe it is the most favorable offer for the SAB shareholders, and thus we are now extending the offer to them.

This transaction represents a compelling offer for a powerful combination that has a clear strategic and financial rationale, creating significant shareholder value as we consolidate our position in Spain, you know, our home market, which is one of our key markets. This leads to a significant increase in our local market share, a key driver for efficiency and key driver for returns. We are integrating Sabadell, a high-quality franchise in many respects and a leader, as we are, in digital. They have great positioning in the SME market and have shown remarkable improvement in performance in recent years.

And by doing so, we’re combining two very complementary businesses. While both are strong in commercial aspects, Sabadell has a distinctive business in SMEs versus BBVA’s more retail focus. Together with this complementarity, there are also overlaps that yield substantial synergies, creating significant value for shareholders directly of the merged entity.

Specifically for Sabadell shareholders, the offer represents a very favorable premium of 50% versus the prices prevalent in mid-April, also versus the last three-month average, and a 30% premium versus the unaffected prices of Monday of last week—Monday, April 29th, the day before there was the first announcement of the proposed merger. In addition to this, Sabadell shareholders will also accrue significant value through their 16% participation in the combined entity, thus further participating in the value of the synergies and the reinforced market position of the combined entity.

On the BBVA side, the financial impacts are also strong, with EPS accretion of 3.5%, tangible book value per share accretion of nearly 1%, and a 20% return on invested capital, all of this with a very limited capital impact of around 30 basis points.

Regarding integration, we are firstly focused on, very importantly, preserving the best of both institutions—preserving the talent, preserving the businesses, and preserving the local presence with a clear commitment to various territories, particularly Catalonia and Valencia, and other regions where we will redouble efforts to support the economy and the wider society.

We know how to manage these integrations from the cultural standpoint, the IT integration, and the synergies, preventing loss of business, because we have done this in the past and have a very successful track record of doing similar integrations in the Spanish market. And again, this is our home market.

In summary, this is a great transaction for all—not only the shareholders of Sabadell and BBVA but also a very positive transaction for clients, employees, and society in general.

Now, let me give the floor to Onur who will walk us through all of these aspects.

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Onur Genç: Thank you, Carlos. Thank you to everyone also for joining again on such short notice, with some, or most of you, having been together just a week ago. This is becoming too frequent. We will ensure that we keep to our quarterly frequency for these calls. But again, thank you for joining. I’ll do a very quick run-over of the pages in the presentation that we shared with all of you, and then we will jump into the Q&A.

So, the presentation starts with page number four. For some of you who follow us closely, this will be a bit of a repetition, but understandably, there is more interest in this call than usual. Please allow me to say a few words about BBVA before we talk about the transaction itself. As most of you know, BBVA is one of the largest banks in the world with 72 million active customers in a diversified footprint in more than 25 countries, delivering €8 billion in annual profits last year. We do believe we have a clear differentiation strategy based on innovation, digitalization, and sustainability. In fact, some of the numbers that you see at the bottom of the page, like 79% of our sales coming from digital channels, are truly differential figures as compared to our competitors.

Moving to slide number five. Beyond our strategy, one of the differential elements that we believe distinguishes our equity story is that we have unique franchises in all of our core markets. You see it on this page. The left-hand side talks about volumes. We have double-digit lending market share in all of our core markets. On the right-hand side, also obviously helped by our size, we consistently deliver better profitability and returns to our shareholders versus competition.

On page number six. The fact that we operate in a diversified footprint with unique franchises, as we just explained in the respective countries, then translates into differential performance versus our European peers. Compared to the largest 15 European banks, which is our peer group, we deliver much superior tangible book value plus dividends growth, much higher return on tangible equity, and much better efficiency. And we keep improving on these numbers, as most of you know, the return on tangible equity, which is in the middle of the page, was 17% at the end of last year, as depicted, and has improved to 17.7% in the first quarter of 2024—an exceptional number, in our view, not only in the European landscape but also compared to our USA counterparts, which trade at much higher valuations, as all of you know.

As a result of all of this, I’m on page number seven now, given our differentiating strategy, diversified footprint, and unique franchises. In this map of value creation, where one axis Y is growth and the other axis X is profitability, we occupy clearly the best position in the value creation map.

On page number eight. The differential operating performance highlighted in the previous pages. We couple this, in our view, with a strict discipline of proper capital allocation. We see capital as our scarce resource to be optimized. We deploy our capital only to places and businesses where we think we can earn our respective cost of equity. For example, in the last ten years, on the left-hand side of the page, we have done divestments worth €16 billion where we lacked scale, like USA, like Chile, or where the market attractiveness is not there, like Paraguay. All of these decisions, and we discussed with some of you in the past, all of these decisions were involving many emotions, but we believe we have shown with a clear track record that we do have that discipline of properly guarding and optimizing our shareholders’ money.

Combining superior performance on slide number nine. Now superior performance at the core operating level together with disciplined capital allocation. All of this has then led to superior value creation, and we have shared that value with our shareholders. We have shared that value with our shareholders in the form of consistently increasing our cash dividend. 28% increase, as you see on the left-hand side of the slide, and returning €13.2 billion in total payout to our shareholders since 2021, €7.8 billion in cash dividends and €5.4 billion in share buybacks, which implied in this period we bought back 14% of our shares since 2021, at a price of roughly half, or where we trade these days.

Slide number ten. All that we discussed, it implied an exceptional return to our shareholders as compared to the competition. We love this page. We keep this page next to our beds. As we say, it’s like a cover page. €100 invested in BBVA shares at the beginning of 2019 is worth €302 as of yesterday,

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at 202% appreciation, a return that is double of European bank average and triple roughly triple of Spanish bank average.

Now, having talked about BBVA very quickly, starting with slide 11, let’s move to the transaction. First. Relatively speaking, Spain has been growing better than Europe in macro terms and is a profitable market. With ROE, as you see on the page, 19% on regulatory capital, better than our cost of equity. It’s a growing market in that sense of macro, relatively speaking, again, and a very profitable, relatively profitable market. And looking forward, as stated at the bottom of the page, Spain has been deleveraging for the last 15 years, as most of you know, deleveraging. So loans have been coming down today leading to leverage levels lower than Europe, both for households—household debt over GDP—and companies—corporate debt over GDP—lower than Europe has been coming down in the last 15 years. Due to that deleveraging and also the massive investments needed in the society, especially around decarbonization, we see relatively better lending growth prospects in Spain when rates start coming down. So, in short, on this page, Spain is our home market, obviously, and as long as rates do not go back to negative levels. And these negative levels are obviously clearly not our expectation. We see positive growth and profitability prospects in our home market. Spain.

Against this background. Slide number 12. We obviously see Banco Sabadell as a high-quality franchise with presence in Spain, UK, and Mexico. We highly respect the clearly positive performance evolution of Sabadell in the past few years. And as you see on the right-hand side of the page, improving its capital strength, improving its profitability, and asset quality metrics. Again, in short, we fully respect them as a competitor.

In this context. And turning to slide number 13, we see a clear strategic rationale in this deal. Carlos has explained at the beginning. But it’s a very simple page, this one. But allow me to spend a bit of time on this page. BBVA and Sabadell. As you see on the page, we are relatively large-scale players in the country, and we do think that we will be better together. We will be better together for multiple reasons, but first for scale reasons. And on this one, we talk to you from time to time about this. But scale is becoming more and more important in retail and commercial banking. For a very simple fact, fixed costs within our overall cost base, it keeps increasing every single day. The percentage of fixed costs divided by total costs is increasing every single day. For example, technology costs. It used to be 19% of our total costs five years ago, and now it is 26% of our costs. Most of this is software development, software development, which is mainly fixed costs and whether we have 100 customers or 1000 customers. We develop the same feature in our mobile app. It’s the same development cost. When you look into the top marketing spenders of Spain, the names of BBVA and Sabadell pop up when you look into IT, consulting IT vendor spend in the country. The two names pop up. So most of these costs are fixed costs, which then imply, once again, that scale will be becoming more and more important to compete in the future. As such. As I said before, for us and even more for Sabadell, a combination makes sense, makes strategic sense.

The second part of the strategic rationale comes from complementarity. As you see on page 14. Relative to our average lending market shares. We are more of a retail and not on the page, but also a large corporate bank. We have 15% retail market share, retail banking market share in Spain, which is obviously higher than our average. Whereas Sabadell relatively and absolutely speaking they have a great SME franchise, again, as you see on the page on the right-hand side. As a result, on page 15, when you put the two banks together, you get the full benefits of complementarity and the more balanced segment or business profile. Once again, obviously, if the transaction if the merger can be achieved. The transaction has the strategic rationale from a scale perspective, from a complementarity perspective, and many other reasons that we don’t go into here.

Now regarding the transaction details and the path forward on page 16. Let me start by saying that again. Carlos mentioned it also. We are experienced in bank integrations globally and particularly in Spain. In the past decade, we have integrated CatalunyaCaixa and Unnim and so on. With clear learnings from such integrations, maybe on this page, let me highlight the key principles that will govern the integration. If, again, shareholders of both entities decide to move ahead with this project. Again, it’s on the page already. But let me read it literally. We will preserve the best talent and culture of both entities. Workforce integration will be clearly based on competence and merits. Meritocracy. IT integration, based on our experience an important process in such integrations, will receive particular attention and

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is expected to take 12 to 18 months. And we will maintain the Banco Sabadell brand where relevant, for commercial interest.

Moving to slide number 17. If again, shareholders agree on the project and with a proper integration approach, as I just explained, we believe we can create €850 million of pre-tax annual synergies at steady state, €750 million coming from cost synergies and €100 million coming from funding synergies. A significant number in our view. Considering, again, the overlap of the cost bases and the fixed cost dynamics around technology, around marketing that I already talked to you about a few pages ago.

Slide number 18. The presence of significant synergies. It then allowed us to offer an extremely attractive premium to Sabadell shareholders, with an all-share deal at the share exchange ratio of 4.83 (four thirty eight), 30% premium. As Carlos mentioned, prices of April 29th close of the market before the date on which our friendly merger proposal was made public. 42% premium over the weighted average prices of last month before April 29th, and the 50% premium over the weighted average prices over the last three months. In short, as the title also says, extremely attractive premium for Bank of Sabadell shareholders.

Then on slide number 19 one nine. This is also a win, in our view, for BBVA shareholders. Otherwise, you wouldn’t have been doing it. The transaction will be EPS accretive from the first year and 3.5% accretion.Once savings are fully phased in 1% tangible book value per share accretion at the date of the merger and for existing BBVA shareholders, creates a 20% return on invested capital. With the consensus figures available as of April 29th, and as such compares more favorably to a share buyback. At the denominator of this, uh, ROI calculation, 20% ROI calculation, there is a 30 basis points estimated capital impact of the transaction, assuming a 100% take up.

So on slide 20. Slide number 20, allow me to talk to you about the breakdown of that 30 basis points. The waterfall on the left-hand side of the page. It starts with the capital increase and the badwill number associated around that 273 basis points. Obviously when we integrate Sabadell, the risk-weighted assets and so on, the impact of that would be 225 basis points. In the capital increase badwill number, obviously, we do have all the fair value adjustments, all the additional provisioning that at the moment that with the numbers that we have publicly available numbers, we have estimated and calculated all the additional provisioning to be done, all the fair value adjustments to be done. All of that is in that 273 basis points. Then the intangible assets, 28 basis points, 28 basis points. Basically, if we integrate again and if we, IT integration the IT assets, all the, all the goodwill around, that would be rightly written off 28 basis points, restructuring costs, net of tax and dividends, 16 basis points, and then 34 basis points that come from the thresholds. All of that combined is leading to that 30 basis points that I mentioned to you on the previous page, which is again at the denominator of the ROI and on the right-hand side of the page, very important to us, this transaction. It does not change our commitment, our consistency in the shareholder distributions, as most of you, all of you know, we have a 40 to 50% payout policy, regular payout policy at the end of every year from our results. And we do have a clear commitment, a clear commitment to distribute any excess capital above 12% CET1 ratio.

And finally, slide number 21. You have the process on this page in two macro stages. Today is obviously the offer date and starts this timeline from here to CNMV. CNMV the markets authority in Spain. As all

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of you know CNMV approval. There are certain substeps like ECB approval, the CNMC, the Competition Authority approval, and so on. In total, the approval process is expected to take around six months. Then, after the CNMV approval, the take-up period starts. A period is launched with a maximum take-up period of 70 days. We haven’t decided on that number yet, but the maximum is 70 days. And as you see at the bottom of the page, this offer is conditioned to the achievement of a minimum take-up of 50.01%, approval obviously of share capital increase by BBVA shareholders, BBVA general shareholders meeting. And obviously, as I mentioned, all the regulatory approvals around the process. And having said all of this, I turn it back to Carlos to wrap up our presentation and proceed to Q&A.

Carlos Torres Vila: Thank you all. Just in closing, I would like to highlight how the transaction, beyond creating value to the shareholders of BBVA and the shareholders of Sabadell.

[The next paragraph was expressed in Spanish and a translation thereof has been included instead]

…we are creating value for the shareholders of each of BBVA and Sabadell, as Onur has explained now. This is now a value accretive transaction for all those who have an interest in this business. Clients will benefit from a “best in class” proposal thanks to the complementarity that has already been discussed, a more global footprint and increased room for new opportunities, with a bigger and more global entity focused on talent retention and…

…based on meritocracy, and according to the lines that we outlined last week in the merger proposal.

So, all of that remains. And, more importantly, society in general, the combined entity will be able to support the economy in a stronger way with increased lending capacity, also providing higher taxes, and a higher combined tax base. We are reinforcing our commitment to the social fabric of the regions in which Banco Sabadell operates. In particular, I mentioned Catalonia and Valencia as being particularly relevant in their footprint, and those are regions that are already important to us. This transaction represents a reinforced commitment, as I say, to the entrepreneurial, scientific, and cultural fabric of the regions, not only through the banks but also the foundations of both Banco Sabadell and BBVA. We will also maintain the operations that take place in some of those regions, like the Sant Cugat head office in Barcelona and the commitment to the Barcelona Start-Up hub.

In summary, the transaction not only adds value to the shareholders but also, as I mentioned, to the customers, employees, and society in general with additional lending capacity to support families and businesses in Spain, which we have estimated at around €5 billion. And with this, we conclude the transactions. You can see it’s a very compelling offer for a powerful combination. And we believe it’s most favorable to all the parties involved. And with that, Patricia, I turn it back to you.

Patricia Bueno: Yes. Thank you very much, Carlos. Thank you Onur. We are ready now to start with the Q&A session. So the first question, please.

Complete Q&A

1.	Maksym Mishyn (JB Capital)

The first one is on cost synergies, and I can tell that your estimate is a little bit more conservative than what we’ve seen in the past mergers. And I was wondering if there is any particular reason for this and a little bit more color on how you expect to get to 750 million of cost synergies would be super helpful. Then the second question is on the offer itself, given you currently have close to 3 billion of excess capital, I was wondering what was the reason to do an offer fully in shares without any cash component? And lastly, considering you’re successful with the tender offer and the merger, what would be your view on the UK franchise? Thanks.

OG: Okay. Maybe on the cost synergies. Luisa, maybe you can chip in. Let me start with the excess capital. Given the fact that we have excess capital, why are we doing it with shares? Well, our shares are very liquid, as you can imagine. I mean, the market is very liquid around the BBVA trading and so

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on. So for us, that share component and the cash component, in our view, given the liquidity, is very close to each other. And also, given that the process will take some time, having a share component will be protecting both entities actually against any developments that might be happening in Spain and so on. So again, to us, there is not a major differentiation. Regarding the UK franchise. The decisions around the different franchises. It’s not only UK, , there are other franchises within the Sabadell footprint. The decisions will be taken in due time. But whatever decision that we take and again, I hope that we have proven enough and sufficient track record around this. We will be value creation oriented, value creation oriented. As long as value creation is there. We do take decisions and move ahead on them. On the synergies, Luisa,,,

LGB: Well, I would say that the synergies that we’ve incorporated into the offer are the ones that I think we believe are the adequate ones, considering that both BBVA and Sabadell have gone through a very significant restructuring process in the past on a standalone basis. So a lot of that cost cutting effort has already been achieved. And we’re just focusing on where we see very significant overlap of franchises. We are not going to be giving details at the moment on the breakdown of those synergies. And we will provide further details as the offer goes along.

2.	Antonio Reale (Bank of America)

Good morning everyone. It’s Antonio from Bank of America. A couple of questions for me, please. My first one is on capital consumption. You talked about a 30 basis points impact to your CET1, which seems a very low number. Slide 20 is very clear. Can you maybe just give us more color on what the risk is for this number to say, double or be much higher than the 30 bps you’ve talked about? That’s my first question. My second one is on the use of capital. And actually it’s a question from a few of your shareholders. So maybe this is a good venue to sort of address it on our estimates, the deal generates a 20% return on investments. Can you give us some context with sort of alternative uses of capital? This is clearly a better deal than buying back your own shares. Otherwise, we wouldn’t be having this presentation. But can you give us a bit more context of why you think that’s the case? Thank you.

OG: Very good on the capital impact—30 basis points. I mean, with the information that we have, obviously, Antonio, with the information that we have, we feel quite confident with these numbers. But I’ve been reading it again. This was made public on the 30th. So many of you have been writing about this. I’ve been reading comments also around some of the underlying parameters here. Maybe we address them right along, maybe the fair value adjustment. Luisa, you comment on that one, which is again incorporated into the first block on that waterfall, all the other numbers. We feel quite confident with them because, as Carlos also said, we have been involved in these processes in the past, some of the restructuring costs, some of you were writing that that number might be too low and so on. We just did what we call a redundancy program in Spain three years ago. We know profile by profile and the respective salaries and the respective total compensation of every single employee. We know what the restructuring charges associated with these different profiles are. We do have the experience of cross-checking or ensuring these figures. So in general, we feel quite confident about them. But there was, again, some of the reports that you have published, there was a lot of comments on the fair value adjustments on that one. Maybe we start with Luisa…

LGB: Yes. Well, indeed, we have included a PPA adjustment in the numbers of around €2 billion. This adjustment, as I was saying, is based on public information and therefore it is simplified in nature because we don’t have all the details of the balance sheet, and it is also based on our own conservative assumptions. It includes fair value adjustments on the balance sheet, assets and liabilities, as well as estimated contingencies. Specifically, we have considered everything that has to do with level one assets. Basically, the securities portfolios adjusted for their fair value according to the market price and the observations made in their public statements, specifically considering the held to maturity bonds. We’ve also made some adjustments for the loan book, and we have adjusted for some other contingencies, for example, relating to penalties associated to break up of payments, insurance, and pension JVs. Specifically with regards to the loan book, which I think was what you were referring to, Onur. I think that there is a certain level of confusion regarding why we’re using a different calculation than the one that has been published in the public annual reports of Sabadell, the reason being that this calculation of fair value is a calculation that is responding to basically disclosure objectives. And we

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don’t believe it is the one that we should be using when we are integrating a live business. No, we’re integrating not just a book of loans. We’re integrating client relationships, we’re integrating cross-selling opportunities. We’re integrating branches. And therefore, it is a value that we are integrating that we’ve adjusted primarily on the back of using a lifetime expected loss for the portfolio, because we think this is what is more reasonable. We’re integrating that business. I would say that we feel very comfortable with this number, very comfortable. And in addition, I would add that our approach is being contrasted with our auditors and deemed the most suitable assessment for PPA adjustments.

OG: And now we finally and finally on this topic of the JVs, in some of your reports it came out very clearly that the JV numbers are not included, which might have an implication on the total figures and this and that. We have further clarified in the presentation about the JV impact, as you see in the footnote of that capital impact page. We did not position it as a JV breakup because we don’t know what might happen if integration happens with the JV.

But given the change of ownership, potential change of ownership, what we did include in the numbers already in the fair value adjustments is for asset management and custody, penalties due to change of ownership. And, for some others, fair value adjustments for those two entities. But for the two others, insurance and pensions and payments, we did include the change of ownership clause and the fair value adjustments. For asset management and custody, we didn’t include anything. Those are the two small things. Let me rephrase it again. Asset management and custody not included, insurance, pension, and payments, fair value adjustment and also the change of ownership, potential penalties are included. When asset management and custody are included, our estimates are that they’re not going to change the numbers. They’re not going to change the numbers in a major way in that sense. The JVs are not included. Is that a potential risk in our view, clear view? It will not pose any major change to the numbers that you have seen. Then on the ROI figure, how does that compare to share buyback Antonio? We don’t publish the share buyback obviously return figure because it implies or it discloses what our view on the intrinsic value of the entity is. But what I can clearly tell you is that that share buyback return is clearly a double-digit figure. And if this transaction would not have created this additional return above the share buyback, we wouldn’t have done the deal. We wouldn’t have done that deal. That’s our discipline, that’s our red line. And as it stands, it’s better than the share buyback. That’s why we are engaged in this transaction.

3.	Marta Sánchez (Citigroup)

Thank you very much. My first question is on the regulatory support. We are seeing today headlines from the Spanish government that they oppose your move. So I was wondering whether you feel like you’ve dotted all your I’s, you crossed all your T’s when it comes to getting a hint from the ECB and the relevant authorities about the merits of the transaction. Thank you.

CTV: So let me take that one. This is Carlos. Thank you, Marta, for the question. In fact, yes, we have had contacts with various authorities, including the supervisor of the ECB that you mentioned, as well as the Spanish government and others. What I can say is, of course, we are at a very early stage, but the first opinion that has come from the supervisor has been on the favorable side. They don’t see any obstacles, no showstoppers, no major flaws, nothing that at this stage could hold their approval. But, of course, we will need to follow the process before that can be fully considered as having been approved. So we have, of course, not been given the green light, but it seems quite a favorable opinion. Regarding the headlines that you mentioned regarding the Spanish government, what I can tell you is that the transaction, as I have already described in my opening comments, creates a bank that can better support society through lending, which is the main way in which we create value to society and support the economy. As I say, the combined entity will be better placed to do that, to support the economy and also to be generating further results with the implication of a higher tax base. And it makes a lot of sense, even from a country standpoint, to have a stronger player which can operate in the larger European and global context. So I am very confident that the government will appreciate the value of the transaction over time. Once this dust settles, also, regarding the recent events, you know, we have elections coming up on Sunday. And in that sense, it’s a politically charged environment. But I am confident, as I say, that the government will appreciate the value of the transaction.

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4.	Fernando Gil (Bestinver)

Just one question, please. Regarding this plan, I wonder if there is any plan B in case this merger or offer doesn’t come through, and what have you thought about the standalone plans going forward? Thank you very much.

CTV: Well, let me just take that one. Yeah, or we can both take it. So this is a very important question because there’s been a lot of writing also around the reputational risk of sorts that we would have as a management team if we attempted this twice and then failed and so on. We believe that our responsibility is to cater for the shareholders of the entity. And this is what we’re doing. We believe there is immense value in this transaction also for Sabadell´s shareholders, but clearly for BBVA shareholders. And it is our duty to attempt, and with full respect, as I said, to the board of Sabadell who decided to reject our offer, we believe it is the most favorable offer, and it was our duty to present it to the shareholders for them to decide. And if they come to the conclusion that it’s not an attractive offer, we will move on. And we have performed, as I say, our duty. And there are no regrets about it. And regarding what would happen after and what’s the plan B? The plan B, it’s not really a plan B, it’s what we have been doing which Onur very well went through at the beginning of the presentation. We have shown that we’re a management team that drives performance with Onur at the helm. Very good performance in all of the franchises where we operate. And we’re also a management team that properly allocates capital to value-creating endeavors, always looking at returns above the cost of capital. Always look at the NPV of what we do, and we will continue to do that to drive performance and allocate capital to grow in businesses that earn or more the cost of capital. And if we don’t have sufficient opportunities to deploy the capital in such levels, we will turn it back in and give it to shareholders, as we have been doing and we have had, also Onur covered that in the pages, Very big distributions in the past. And we can look forward to further distributions of all the capital that we have in excess of 12%. So I think that’s what you can expect actually, whether the transaction closes or not, you can expect that thinking. You can expect that type of management. You can expect those returns of capital when we don’t have opportunities to invest it profitably.

OG: And maybe just to complement what you’re saying, we partially discussed it during the presentation as well. I do believe that we have shown that the key driver for this management team is value creation. Value creation mindset. And in this deal, there is a lot of value to be created. Again, we partially covered it, but just to highlight once again that when you look into the top IT consulting vendor spend in this country, the two names pop up, the marketing spend, the two names pop up, the technology spending. Overall, we are covering the same market with two different systems and so on. There is a lot of value to be created. Given that value to be created, we are offering in this proposal that we share that value between Sabadell and BBVA shareholders. And it makes sense for both. Given this, as Carlos said, if our reputation would be hurt because of offering something that makes sense and something that would create value for the shareholders of both institutions, we will take that reputational hurt. No problem whatsoever. No problem, because we have shown that this is the mindset that drives this management team and we will continue on this path. And if it doesn’t happen, we move on. In Spain, we acquired 900,000 new customers last year only. 900,000 customers in the last three years. In the most profitable segments, we gained 300 basis points market share in retail, 150 basis points in company lending. We will continue. We will continue on our path and we will continue to create value for our shareholders.

5.	Britta Schmidt (Autonomous Research)

Hi there. Thank you for taking my questions. Just coming back to the fair value adjustments on the Sabadell loan portfolio. I understand that under IFRS 13, you would assess it with a lifetime expected loss, but there have been other deals that have even been adjusted, like HSBC France, to account for different fair value adjustments. What sort of comfort can you give us on this issue? The second question would be on the capital ratio. I think your presentation points to 12%. Do you think that’s still the right hurdle? Post a deal. And have you thought about what sort of MDA buffer you would want to maintain? And then lastly, just strategically, I mean, this is still an all-share offer. And obviously, the shares are now tied to the new floor. But have you not considered the fact that a cash element could have potentially reduced the exposure here, given that it’s still on your estimates about six months until an actual offer will be published? Thank you.

May 2024

LGB: Thank you. We have looked into all the precedents regarding combinations of this nature. And again, as I mentioned before, we are very comfortable with the adjustment that we’ve made. It’s an adjustment that takes into consideration the lifetime expected losses of the portfolios. And again, in a combination of this nature, we believe that we are integrating a business and the valuation of the business corresponds more to that adjustment. And again, we are very comfortable with this adjustment.

OG: On the second question about the requirement, Brita, obviously it’s not a decision of ourselves. I mean, it’s a decision taken by the supervisors and so on. The only thing I can tell you is, after the transaction and we partially showed it throughout the presentation, in our view, the overall risk profile of the group and the diversification profile of the group of the combined entity will improve, will improve. So in that sense, the core of what we have been delivering will be there and the diversification profile will improve the risk profile of the group. And might imply, again, it’s a dialogue with the supervisors. We have to see how it evolves, but we don’t expect basically any change in the requirements. On the cash component, maybe, Carlos?

CTV: Yeah, maybe I can complement what you said earlier on the all-share consideration. There was an earlier question as well. Here, we believe that offering shares is most attractive for Sabadell´s shareholders, given that we’re also confident in the performance of our stock going forward. So rather than reduce exposure, what we believe it will become ever more attractive as we deliver performance over the following quarters. And given the guidance that we have provided, which is much stronger than consensus at this stage, we believe there’s upside in that respect. So rather than reduce exposure, I guess you meant it to the Sabadell shareholders. We believe that this is most interesting for them. And it’s cash-like in that it has liquidity that is 3 or 4 times the liquidity that the Sabadell shares have. Beyond that, we do believe also that from our standpoint, it’s a good way to hedge some of the cyclical risk in the events that might happen in the macro or in Spain, the fact that we are financing through our own stock. And this is a deal that will close in a few months, six months, or so after the approvals, plus then the tender period. So 7 or 8 months. It’s a relatively long time period. So by doing it not with cash but with shares, we’re also hedging partially the risk associated with that. And then maybe finally, because this is a continuation of the merger offer we proposed, which was a merger of all-share transaction. And we thought it was simpler for everybody to make the same offer that we had made to the board, extended directly to the shareholders.

OG: And maybe one final point to add to all of this. Partially related, partially not, but I think it is important that you all know that we will, as of today, continue as before. We will continue to deliver as we have guided you and then committed to you. So it was like ten days ago, no, ten days ago in our call, we confirmed that 2024 profits will be double-digit higher than 2023. We provided the first outlook for 2025, saying that the bottom line level is expected that it will be even better than 2024 .Those outlooks and guidances they still hold. And given that our regular payout of 40 to 50%. As we have been guiding you in all the quarterly calls on top of the payout. In terms of capital, organic capital generation, RWA growth, and everything excluding M&A and excluding regulatory impacts. As we keep saying, we do expect on top of the regular payout to create €2 billion every year in terms of excess capital. And as you have seen today in the presentation, we are fully committed to distribute that excess capital above 12% back to our shareholders. As long as we deliver, as long as we create that excess capital, our shareholders will continue to be, independent of this transaction, our shareholders will be getting that benefit because we will be creating that value.

6.	Andrea Filtri (Mediobanca)

Thank you. I was wondering if you could give us a bit more specification about which of the initial proposals that you made are being maintained. I’m talking about the shared integration committee, the shared executive roles, three members of the Sabadell board joining the board as non-executives, maintenance of the Sabadell brand, and dual Spanish headquarters. And if you’re maintaining them, why so. And if you’re not maintaining them all, how does this change the synergy profile of the deal? The second question is, can you elaborate on why would you keep or not TSB? Thank you.

CTV: So maybe I’ll take the first one Onur. Okay. Thank you, Andrea, for the question. We have already, I think, made comments regarding the integration approach. And substantially everything that we laid

May 2024

out in our proposal to merge last week is maintained. Of course, it’s not the time right now to talk about governance, because this is only a takeover of shares. So it’s an offer to the shareholders to buy their shares. We remain completely open and friendly in that respect to the Sabadell board, to their management, to all of the employees of Sabadell, clients and the territories which it operates in, and all that I mentioned. So, there’ll be time to discuss some of the aspects you’re commenting on, but clearly, on the integration approach, we maintain what we said because we believe it is the best way to make value out of this transaction. So, yes, absolutely, to coordinate the integration among the management of both institutions. Absolutely, to maintain a merit-based system in order to, at every level of the organization, incorporate the best talent and preserve the best talent available at both Sabadell and BBVA, and so on. Regarding the rest of the elements that we commented on, the support for the local fabric through the foundations, the entrepreneurial hub, the San Cugat Operational Center, and so on. So all of that is maintained. And as I say, it’s not the time to talk about corporate governance because we are now extending an offer to the shareholders. On TSB,.

OG: On TSB, Andrea, you are forcing us into something that we are not ready to answer. It’s too early to tell and we only have an outside in perspective. And decisions, as I said before, will be taken in due time. I do think that consistently we have shared with the broader analyst and investor community our perspectives on how we view the business, those views are there, but we don’t know at the moment. And once again, decisions will be taken in due time. You can only respect what Sabadell has at the moment. They are a franchise that we admire, that we like. And then TSB is part of that. But decisions will be taken in due time.

7.	Hugo Cruz (KBW)

I just wanted to ask why now going for Sabadell?. Because it seems to be that right or wrong, some investors think this is a change of strategy for BBVA. So if you could address their concerns, please. Thank you.

OG: I guess I get a question for all of us, but why now? Because it makes sense. Hugo. It makes sense. We have gone through the numbers. We have clearly positioned this as a win-win because of the value of the synergies and because of the two complementary franchises, because of the strategic rationale transaction. It makes a lot of sense. It does make a lot of sense. That’s why we are putting it on the table now. We feel it’s our fiduciary duty to put it on the table to our shareholders when we see a value creation potential. As I mentioned before, capital is our scarce resource. We compared the capital deployment opportunities against each other, against share buyback. This provides a better value to our shareholders, and we feel it’s our responsibility to continue on the process.

CTV: Maybe I would complement because there might be an angle on the question, given that we attempted this and didn’t do it three and a half years ago. And the context is very different now. The macro context is clearly much more stable and predictable. We were back then in COVID times, so there’s a lot less uncertainty. And as Onur clearly went through in the presentation, Sabadell is also in much better shape, very much strengthening its balance sheet in the last years, with stronger capital levels, stronger provisioning, and cleaning of the book, and high performance. Also, given the developments in the macro side, rate environment and loan growth dynamics. So we believe it’s now a much cleaner operation in all of those respects. There is tremendously less uncertainty regarding the needs for provisioning, which were a sticking point last time around given the environment. And we very much like the franchise now much better than what we liked it three and a half years ago. So that’s why now the numbers make sense and we like the asset much more.

OG: And then you also mentioned a change of strategy. I don’t know what you think, Carlos, but we don’t see this at all as a change of strategy. I mean, we have probably said it at least ten times—this value creation mindset. It’s at the core of everything that we do. We do see here a clear value creation strategy for our shareholders. It’s our home market. We clearly see the need for scale going forward. And again, even more needed for Sabadell in our view. It fits with everything that we have been saying consistently in every single quarterly call. So I don’t see it as a change of strategy. But Carlos. No.

CTV: Absolutely, absolutely.

May 2024

8.	Cecilia Romero (Barclays)

Thank you very much for taking my call. This is Cecilia from Barclays. Can you tell us where you have any indications of support from any Sabadell shareholders, for example? Some of those that are also invested in BBVA and the Spanish government didn’t appear as a condition to the offer in the documentation that you released this morning. Can you explain is that a condition, do you require an approval? Just if you can clarify on that point. Thank you.

VCM: In the process overall, this is a two step transaction. So today we are announcing the offer. The board of directors of BBVA has approved the offer that we are announcing today and the call to the general shareholder meetings of BBVA that will be approving the capital increase. So in the coming days and following this announcement, we are going to do the necessary filings to the competent authorities, the most important are, of course, ECB and the CNMV, and the CNMC the antitrust authorities in Spain. And then we also have to do some filings to local regulators such as the PRA in the UK. So the important step here is that before we can formally launch the VTO, it is necessary to obtain the ECB approval and the CNMV approval. And then it’s also important to mention, as was explained before, that our offer has four conditions. One is the level of acceptance is 50%. The second is the approval of the antitrust authorities in Spain. The third is also the approval of BBVA’s shareholders meeting to increase the capital. And the fourth is the approval from the PRA for the indirect ownership of TSB. So these conditions are at the discretion of BBVA, but are important to address the completeness of this VTO. So these regulatory approvals we estimate are going to take around six to eight months. And once we formally obtain the approvals, ECB and CNMV, we will be opening in five days, the acceptance period with a maximum of 70 days. Once the offer is successful, we will be taking control. And after taking control, the boards of BBVA and Sabadell will present a merger to the shareholders meetings that will be approving that merger. And for closing that merger, we need the approval from the Ministry of Economy that we estimate will take six months. So, for the complete process, these two steps, we are estimating a closing in mid-2025.

CTV: On your first question, Cecilia, regarding the Sabadell shareholders. As you know, they have a retail base on one side and then institutional investors. Yes, our team has had contact with many of those shareholders, and some of them have reached out to us with a clear expression of favorable views on the transaction. So, again, they will have to make their decisions in due time. And we just went over the calendar, so it will be in a few months when the acceptance tender period happens. But yes, we have received expressions of interest and outreach from Sabadell shareholders, some of which are quite important in their cap table, with a favorable opinion on the transaction.

9.

Jacques Henri Gaulard, Kepler Chevreaux. Good morning. Thank you for taking my question. Just one: you were mentioning your experience of integration. But it’s true that the last one was Unnim in Catalonia, which was in 2012 and were actually smaller entities. So can you share with us a little bit of what would be the game plan to really integrate such a mouthful as Sabadell? And have you accounted for any sort of revenue losses that could happen? Thank you.

OG: It is true, but again, our experience is not only in local but also global. And in my view, these experiences are not that old in terms of the timeline in the world of M&A. We have detailed on the page what we’ve learned at a very high level. One key learning is that we should preserve the best talent and the culture of both entities. We don’t see this as a takeover but as a merger, independent of the process we follow. That’s how we view it.

Workforce integration is crucial, and we will base it on professional competence and merit. IT integration, a critical part of these processes, is also highlighted; we have a detailed but overarching plan on how we will proceed. Regarding the brand, we mentioned keeping it where necessary, from a business or regional perspective.

BBVA is a 164-year-old bank that has grown into a global bank largely through M&A, so we feel we are one of the most capable players out there to tackle this. Regarding revenue, we have not incorporated any revenue synergies or dissynergies either into these numbers.

May 2024

Let me also clarify a point about the JV discussions, which wasn’t very clear earlier. There are very respected

There are two sets of JVs at Sabadell: one includes insurance and pensions, and payments, there is a company structure a JV involved, where we’ve revalued the stake in the fair value adjustment number shared earlier by Luisa. and also we assumed a financial provision because of the potential change of ownership, so we’ve included these costs in the figures you see as a negative hit to the fair value adjustment figure.

The part we did not include involves asset management and custody. These two are not structured as companies or partnerships but are contracts with very respected great companies. Given the current information, we don’t know how these situations will evolve, so we haven’t included any financial cost for these two. I hope this clarification helps and that the JV question is now more clear.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.